UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of August 2026

Commission File Number: 001-41709

SEALSQ CORP

(Exact Name of Registrant as Specified in Charter)

N/A

(Translation of Registrant’s name into English)

British Virgin Islands	Avenue Louis-Casaï 58 1216 Cointrin, Switzerland	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Address of principal executive office)	(I.R.S. Employer Identification No.)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F          ☐ Form 40-F

On August 4, 2026, SEALSQ Corp (the “Company” or “SEALSQ”) announced the appointment of Daniel Brau as the Company’s Chief Quantum Officer (“CQO”). Mr. Brau joined SEALSQ following the Company’s acquisition of Miraex SA, the Swiss photonics-based quantum interconnect company he founded. Miraex now serves as SEALSQ’s quantum networking and interconnect subsidiary within the SEALQuantum Sovereign Vertical Stack.

Biographical Information:

Daniel Brau, 58, has served as Chief Quantum Officer of SEALSQ since August 4, 2026. He is a technology executive and entrepreneur with more than two decades of experience in photonics, quantum technologies, and deep-tech commercialization. Prior to joining SEALSQ, Mr. Brau served as Chief Executive Officer of Miraex from September 2022 to August 2026, where he led the development of advanced photonic and quantum interconnect technologies for next-generation quantum computing, networking, and sensing applications. Prior to Miraex, Mr. Brau served as Managing Director at the Tibidabo Group for four years, where he led a business unit focused on dual-use imaging applications for scientific and defense industries. Throughout his career, Mr. Brau held executive roles spanning technology development, industrial partnerships, commercialization, and corporate strategy across the photonics, quantum technologies, semiconductors, and advanced communications sectors.

As Chief Quantum Officer, Mr. Brau is responsible for overseeing the commercialization and integration of the Company's quantum technology portfolio, developing strategic partnerships, and driving synergies across the SEALQuantum ecosystem.

Mr. Brau holds a Master's degree in material science with a focus on thin film technology from Université Paris Sud and an Executive MBA from EM Lyon.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registration statement on Form F-3 of the Company (File No. 333-290963), as amended, and the registration statement on Form S-8 of the Company (File No. 333-287139), and into the base prospectus and any prospectus supplement outstanding under each of the foregoing registration statements, to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 10, 2026	SEALSQ CORP

	By:	/s/ Carlos Moreira
		Name:	Carlos Moreira
		Title:	Chief Executive Officer

	By:	/s/ John O’Hara
		Name:	John O’Hara
		Title:	Chief Financial Officer

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